UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13G/A
                                 (Rule 13d-102)

              INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)


                       Telephonos de Mexico, S.A. de C.V.

                                (Name of Issuer)

                           L Shares, without par value

                         (Title of Class of Securities)

                                      None*
                          -----------------------------
                                 (CUSIP Number)

  * CUSIP for American Depository Receipts representing L Shares is 879403780.


                                 Not Applicable
                  ----------------------------------------------
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
      [     ]  Rule 13d-1(b)
      [     ]  Rule 13d-1(c)
      [  X  ]  Rule 13d-1(d)

                         (Continued on following pages)

                               (Page 1 of 8 Pages)


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--------------------------------------------------------------------------------
CUSIP NO.  None (However, the CUSIP for American            PAGE  2  OF 8  PAGES
Depository Receipts representing L Shares is 879403780.)
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
 1.   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                                                      SBC Communications Inc.
                                                                   43-1301883
--------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)  [    ]
                                                                  (b)  [    ]
--------------------------------------------------------------------------------
 3.   SEC USE ONLY
--------------------------------------------------------------------------------
 4.   CITIZENSHIP OR PLACE OF ORGANIZATION                           Delaware
--------------------------------------------------------------------------------
                  5.   SOLE VOTING POWER                                    0
  NUMBER OF
    SHARES
 BENEFICIALLY     --------------------------------------------------------------
  OWNED BY        6.    SHARED VOTING POWER              228,772,101 L Shares
   EACH
 REPORTING        --------------------------------------------------------------
   PERSON         7.    SOLE DISPOSITIVE POWER                              0
   WITH
                  --------------------------------------------------------------
                  8.    SHARED DISPOSITIVE POWER         228,772,101 L Shares
--------------------------------------------------------------------------------
9.    AGGREGATE AMOUNT BENEFICIALLY OWNED
      BY EACH REPORTING PERSON                           228,772,101 L Shares
--------------------------------------------------------------------------------
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN
      ROW (9) EXCLUDES CERTAIN SHARES                                   [ X ]
--------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY
      AMOUNT IN ROW(9)                                                    4.3
--------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON                                             HC
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP NO.  None (However, the CUSIP for American            PAGE  3  OF 8  PAGES
Depository Receipts representing L Shares is 879403780.)
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
 1.   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                                                      SBC International, Inc.
                                                                   43-1380735
--------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)  [    ]
                                                                  (b)  [    ]
--------------------------------------------------------------------------------
 3.   SEC USE ONLY
--------------------------------------------------------------------------------
 4.   CITIZENSHIP OR PLACE OF ORGANIZATION                           Delaware
--------------------------------------------------------------------------------
                  5.    SOLE VOTING POWER                                   0
  NUMBER OF
   SHARES
 BENEFICIALLY     --------------------------------------------------------------
  OWNED BY        6.    SHARED VOTING POWER              228,772,101 L Shares
   EACH
  PERSON
   WITH           --------------------------------------------------------------
                  7.    SOLE DISPOSITIVE POWER                              0
--------------------------------------------------------------------------------
                  8.    SHARED DISPOSITIVE POWER         228,772,101 L Shares
--------------------------------------------------------------------------------
9.    AGGREGATE AMOUNT BENEFICIALLY OWNED
      BY EACH REPORTING PERSON                           228,772,101 L Shares
--------------------------------------------------------------------------------
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN
      ROW (9) EXCLUDES CERTAIN SHARES                                   [ X ]
--------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY
      AMOUNT IN ROW  (9)                                                  4.3
--------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON                                             CO
--------------------------------------------------------------------------------



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                                                               PAGE 4 OF 8 PAGES


                         AMENDMENT NO. 1 TO SCHEDULE 13G
                          Relating to the L Shares of
                       Telephonos de Mexico, S.A. de C.V.



     This Amendment No. 1 ("Amendment") to the Statement on Schedule 13G is being filed by SBC Communications Inc. ("SBC") and SBC International, Inc. ("SBCI"), a wholly-owned subsidiary of SBC, to amend and restate in its entirety the Statement on Schedule 13G filed with the Securities and Exchange Commission on February 14, 1992, by SBC and SBCI.


Item 1(a) Name of Issuer:

          Telephonos de Mexico, S.A. de C.V. ("Telmex")

Item 1(b  Address of Issuer's Principal Executive Offices:

          Parque Via 190
          Colonia Cuauhtemoc
          06599 Mexico, D.F. Mexico

Item 2(a) Names of Persons Filing:

          SBC and its wholly-owned subsidiary SBCI. All securities of the issuer are held by SBCI.

Item 2(b) Address of Principal Business Office:

          SBC Communications Inc.
          175 E. Houston Street
          San Antonio, Texas 78205-2233

          SBC International, Inc.
          #2 Read's Way
          Corporate Commons, Suite 117
          New Castle, Delaware  19720

Item 2(c) Citizenship:

          SBC and SBCI are incorporated in the State of Delaware.


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                                                               PAGE 5 OF 8 PAGES


Item 2(d) Title of Class of Securities:

          L Shares, without par value

Item 2(e) CUSIP Number:

          None (However, the CUSIP for American Depository Receipts representing L Shares is 879403780.)

Item 3    If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or
          (c), Check Whether the Person Filing is a:

          Not applicable

Item 4    Ownership:

          (a)  Amount Beneficially Owned:

              (i) Direct ownership, as to which voting and dispositive powers are shared by the reporting persons: 228,772,101 L Shares

              (ii) Indirect  ownership:  SBCI is a beneficiary  of a trust which
                   holds   2,163,040,972  AA  Shares,  representing all of  the
                   outstanding AA shares. Under Telmex' bylaws and applicable Mexican statutes, AA shares may only be held by Mexican nationals; non-Mexicans, such as the reporting persons, must hold their interest in the AA shares through a trust.

                   SBCI's beneficial interest in the Trust represents
                   529,945,038   AA   Shares.  Under Telmex' bylaws, each AA
                   Share may be exchanged into one L Share by the holder of the shares; provided that AA Shares may never represent less than 20% of the outstanding capital stock of Telmex or less than 51% of the combined AA Shares and A Shares. The AA Shares are held by the trust, and only the trust can effect a conversion of AA Shares into L Shares. Therefore, the reporting persons disclaim beneficial ownership of all such AA Shares.

              (iii)As of December 31, 1998, the capital structure of Telmex is made up of the following classes of outstanding shares and represents the percentage of capital stock as shown
                   (according to information supplied by Telmex): (a) 2,163,040,972 AA Shares - 28%; (b) 233,886,395 A Shares - 3%;
                   and (c) 5,327,404,391 L Shares - 69 %.

          (b) Percent of Class: Direct ownership of 4.3% of L Shares

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                                                               PAGE 6 OF 8 PAGES


          (c) Number of Shares as to which such person has:

               (i)   Sole power to vote or to direct the vote:  0
               (ii) Shared power to vote or to direct the vote: 228,772,101 L Shares
               (iii) Sole power to dispose or to direct the  disposition of: 0
               (iv)  Shared power to dispose or to direct the disposition of:
                     228,772,101 L Shares

Item 5    Ownership of five Percent or Less of a Class:  [  X  ]

Item 6    Ownership of More than Five Percent on Behalf of Another Person.

          Not Applicable

Item 7 Identification and Classification of the subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

          Not applicable

Item 8    Identification and Classification of Member of the Group.

          Not applicable

Item 9    Notice of Dissolution of Group.

          Not applicable

Item 10   Certification.

          Not applicable

                                                            PAGE  7  OF 8  PAGES



                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                             SBC COMMUNICATIONS INC.



                                By:  /s/ James S. Kahan
                                     James S. Kahan
                                     Senior Vice President-Corporate Development


                             SBC INTERNATIONAL, INC.



                                By:  /s/ James S. Kahan
                                     James S. Kahan
                                     Executive Vice President-Development

Date:  February 9, 1999


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                                                            PAGE  8  OF 8  PAGES


                             Exhibit to Schedule 13G

                                    AGREEMENT


            In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing of an amendment to the Statement on Schedule 13G (including any and all amendments thereto) with respect to the shares of Telephonos de Mexico, S.A. de C.V. and further agree to the filing of this agreement as an Exhibit thereto. In addition, each party to this Agreement expressly authorizes each other party to this Agreement to file on its behalf any and all amendments to such Statement on
Schedule 13G.

Dated:      February 9, 1999


                             SBC COMMUNICATIONS INC.




                                By:  /s/ James S. Kahan
                                     James S. Kahan
                                     Senior Vice President-Corporate Development


                             SBC INTERNATIONAL, INC.




                                By:  /s/ James S. Kahan
                                     James S. Kahan
                                     Executive Vice President-Development